Exhibit 99.1

Gamehaus Holdings Inc. Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year Ended June 30, 2025

SHANGHAI, Sept. 9, 2025 /PRNewswire/ — Gamehaus Holdings Inc. (“Gamehaus” or the “Company”) (Nasdaq: GMHS), a technology-driven mobile game publisher, today announced its unaudited financial results for the fourth quarter and the full fiscal year ended June 30, 2025.

Fourth Quarter of Fiscal Year 2025 Financial Highlights

●	Total revenue was US$30.7 million, representing a 2.9% decrease from US$31.6 million in the fourth quarter of fiscal year 2024. In-app purchases contributed US$27.9 million, while advertising revenue reached US$2.8 million.
●	Total operating costs and expenses were US$29.3 million, representing a 0.3% reduction from US$29.4 million in the fourth quarter of fiscal year 2024.
●	Net income was US$1.5 million, down from US$2.5 million in the fourth quarter of fiscal year 2024.

Fourth Quarter of Fiscal Year 2025 Operating Highlights

	For the Three Months Ended June 30,
in thousands, except percentages	2025	2024
Average MAUs[1]	3,404	4,052
Average DAUs[2]	613	793
ARPDAU[3]	0.517	0.440
Average DPUs[4]	14	17
Average Daily Payer Conversion Rate[5]	2.3%	2.1%
Average 7D Retention Rate[6]	9.7%	11.0%

Fiscal Year 2025 Financial Highlights

●	Total revenue was US$118.0 million, representing an 18.7% decrease from US$145.2 million in fiscal year 2024. In-app purchases contributed US$106.3 million, while advertising revenue reached US$11.7 million.
●	Total operating costs and expenses were US$114.7 million, representing a 16.2% reduction from US$136.9 million in fiscal year 2024.
●	Net income was US$3.8 million, down from US$8.6 million in fiscal year 2024.

Fiscal Year 2025 Operating Highlights

	For the Fiscal Years Ended June 30,
in thousands, except percentages	2025	2024
Average MAUs[1]	3,771	4,465
Average DAUs[2]	693	878
ARPDAU[3]	0.463	0.459
Average DPUs[4]	15	19
Average Daily Payer Conversion Rate[5]	2.2%	2.2%
Average 7D Retention Rate[6]	10.1%	10.9%

1 Average Monthly Active Users, or Average MAUs, is defined as the number of individual users who play a game during a particular month.

2 Average Daily Active Users, or Average DAUs, is defined as the number of individual users who play a game on a particular day.

3 Average Revenue Per Daily Active User, or ARPDAU, is calculated by dividing revenue generated during a specific period by the Average DAU for that period, then further dividing by the number of days in the period.

4 Average Daily Paying Users, or Average DPUs, is defined as the number of individuals who made a purchase in a game during a particular day.

5 Average Daily Payer Conversion Rate is calculated by dividing Average DPUs for a specific period by the Average DAUs for that period.

6 Average Day Seven Retention Rate is calculated by dividing the number of new users who continue using the app on the seventh day after installation for a specific period by the total number of new users for that period.

Mr. Feng Xie, founder and chairman of Gamehaus, commented: “Fiscal 2025 was a year of transition in which we balanced disciplined execution with strategic investment for the future. Despite a challenging environment during the year, we remained profitable and strengthened monetization efficiency, while advancing key initiatives such as our direct-to-consumer rollout, expansion into RPG and puzzle categories, and deeper integration of AI across our operations. As we enter fiscal 2026, we are confident that these initiatives, supported by our improving profile margins and expanding player base, will position Gamehaus to unlock meaningful growth and deliver long-term value for our shareholders.”

Fourth Quarter of Fiscal Year 2025 Unaudited Financial Results

Revenue

Total revenue was US$30.7 million in the fourth quarter of fiscal year 2025, decreasing 2.9% from US$31.6 million in the fourth quarter of fiscal year 2024. The decline primarily reflected a strategic reduction in user acquisition spending and the Company’s deliberate adjustment to its marketing approach in response to evolving platform dynamics and heightened market competition.

Lower marketing expenditures, including a 3.2% quarter-over-quarter decrease in advertising costs, resulted in reduced traffic and user acquisition, which in turn affected revenue performance. In-app purchase revenue decreased 2.4% to US$27.9 million in the fourth quarter of fiscal year 2025 from US$28.6 million in the prior-year period, while advertising revenue was US$2.8 million in the fourth quarter of fiscal year 2025, compared to US$3.0 million in the fourth quarter of fiscal year 2024. These headwinds were partially offset by enhanced in-game content and features, which continued to drive engagement and retention among the Company’s existing player base.

Additionally, the Company is actively expanding its content pipeline, with new titles in the Puzzle and RPG genres currently in the testing phase. The Company allocated meaningful marketing budgets to support these products and intends to launch extensive promotional campaigns upon their commercial release.

Operating Costs and Expenses

Total operating costs and expenses were US$29.3 million in the fourth quarter of fiscal year 2025, remaining relatively stable compared to the fourth quarter of fiscal year 2024.

●	Cost of revenue decreased by 5.8% to US$14.5 million in the fourth quarter of fiscal year 2025, from US$15.4 million in the fourth quarter of fiscal year 2024. The decrease was primarily due to lower platform fees, reduced profit-sharing payments to game developers, and a decline in customized design fees.
●	Research and development expenses increased 37.3% to US$1.4 million in the fourth quarter of fiscal year 2025, from US$1.1 million in the fourth quarter of fiscal year 2024. The increase was mainly attributable to the Company’s strategic collaborations with multiple developers during the early stages of game development.
●	Selling and marketing expenses decreased by 2.5% to US$11.8 million in the fourth quarter of fiscal year 2025, from US$12.1 million in the fourth quarter of fiscal year 2024. The reduction was primarily driven by a US$0.4 million decline in advertising costs related to player acquisition and retention, consistent with the Company’s strategy to scale back promotional spending amid volatile ad performance across major platforms and to optimize efficiency for mature titles.
●	General and administrative expenses were US$1.5 million in the fourth quarter of fiscal year 2025, representing an increase of 87.0% from US$0.8 million in the fourth quarter of fiscal year 2024. The increase was mainly attributable to higher salary expenses and professional service fees, largely associated with activities related to the Company’s public listing, including enhancements to corporate governance, financial reporting, and investor relations functions.

Operating Income

Operating income was US$1.4 million in the fourth quarter of fiscal year 2025, compared to US$2.3 million in the fourth quarter of fiscal year 2024. Operating margin was 4.6% in the fourth quarter of fiscal year 2025, compared to 7.1% in the fourth quarter of fiscal year 2024.

Other Income (Expenses), Net

Other income (expenses), net, which mainly included the Company’s non-operating income and expenses, interest income and expenses, investment income, and other income and expenses, was US$0.1 million in the fourth quarter of fiscal year 2025, compared to US$0.2 million in the fourth quarter of fiscal year 2024.

Net Income

Net income was US$1.5 million for the fourth quarter of fiscal year 2025, compared to US$2.5 million in the fourth quarter of fiscal year ended June 30, 2024. Net income per ordinary share was US$0.03 for the fourth quarter of fiscal year 2025, compared to US$0.05 in the fourth quarter of fiscal year 2024.

Fiscal Year 2025 Unaudited Financial Results

Revenue

Total revenue was US$118.0 million for the fiscal year 2025, a decrease of 18.7% from US$145.2 million in the prior fiscal year. The decline was primarily attributable to a strategic reduction in user acquisition spending and a deliberate adjustment to our marketing approach in response to evolving platform dynamics and intensifying market competition.

Marketing expenditures decreased 16.3% year-over-year, including a significant reduction in advertising costs, which led to lower traffic and user acquisition volumes and impacted both revenue streams. In-app purchase revenue declined 19.2% to US$106.3 million in the fiscal year 2025 from US$131.6 million in fiscal year 2024, while advertising revenue was US$11.7 million for the fiscal year 2025, compared to US$13.6 million in the prior fiscal year. These declines were partially offset by enhanced in-game content and features, which contributed to sustained engagement and retention among the Company’s existing user base.

As part of its key initiatives to further diversify its content portfolio, the Company is actively working with selected developer partners to build a strong pipeline in the RPG and puzzle categories. These initiatives reflect the Company’s commitment to broadening its product offerings and capturing new market segments. Substantial marketing budgets have been allocated to support these upcoming titles, and the Company plans to roll out extensive promotional campaigns upon their commercial launch.

Operating Costs and Expenses

Total operating costs and expenses were US$114.7 million for the fiscal year 2025, decreasing by 16.2% from US$136.9 million in the prior fiscal year.

●	Cost of revenue decreased by 20.9% to US$55.9 million in the fiscal year 2025 from US$70.7 million in the prior fiscal year, reflecting lower platform fees, reduced profit-sharing payments to game developers, and a decline in customized design fees.
●	Research and development expenses were US$5.7 million in the fiscal year 2025, an increase of 18.9% year over year from US$4.8 million in the prior fiscal year, mainly attributable to the Company’s strategic collaboration with several game developers during the early stages of game development.
●	Selling and marketing expenses decreased by 16.1% to US$48.4 million in the fiscal year 2025 from US$57.7 million in the prior fiscal year. The decrease was primarily attributable to a US$9.0 million reduction in advertising costs related to player acquisition and retention, consistent with the Company’s strategic decision to scale back promotional spending amid volatile ad placement performance across major platforms and to optimize marketing efficiency for mature titles.
●	General and administrative expenses were US$4.7 million in the fiscal year 2025, an increase of 25.4% from US$3.8 million in the prior fiscal year, primarily driven by higher salary expenses and professional service fees. These increases were largely associated with activities supporting the Company’s public listing preparation and ongoing maintenance, including enhancements to corporate governance, financial reporting, and investor relations functions.

Operating Income

Operating income was US$3.4 million in the fiscal year 2025, compared to US$8.3 million in the prior fiscal year. Operating margin was 2.9% in the fiscal year 2025, compared to 5.7% in the prior fiscal year.

Other Income (Expenses), Net

Other income (expenses), net, which mainly included the Company’s non-operating income and expenses, interest income and expenses, investment income, and other income and expenses, was US$0.6 million in the fiscal year 2025, compared to US$0.4 million in the prior fiscal year.

Net Income

Net income was US$3.8 million in the fiscal year 2025, compared to US$8.6 million in the prior fiscal year. Net income per ordinary share was US$0.08 in the fiscal year 2025, compared to US$0.16 in the prior fiscal year.

Cash and Cash Equivalents

Cash and cash equivalents were US$15.2 million as of June 30, 2025, compared to US$18.8 million as of June 30, 2024, which the Company believes is sufficient to meet its current liquidity and working capital needs for the next 12 months.

Business Outlook

For the first quarter of fiscal year 2026 ending September 30, 2025, the Company expects its total revenue to be in the range of approximately US$27 million to US$30 million. This forecast reflects the Company’s current and preliminary view of its expected financial performance, business situation and market condition, which is subject to change.

Recent Development

On August 29, 2025, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$5 million of its Class A ordinary shares over the next 12 months, through August 28, 2026.

Repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, including through the use of trading plans, intended to qualify under Rule 10b-18 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions and subject to market conditions and in accordance with applicable federal securities laws. The timing and actual amount of repurchases will be determined at the discretion of the Company’s management, based on factors including share price, trading volume, market conditions, business outlook, and capital allocation priorities. The Company expects to fund repurchases under this program with its existing cash balance and cash generated from operations.

Conference Call Information

The management team of Gamehaus will host a conference call at 08:00 A.M. Eastern Time on Tuesday, September 9, 2025 (08:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including a conference passcode, a unique PIN number (personal access code), dial-in numbers, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://dpregister.com/sreg/10202338/ffc8eed540

A live and archived webcast of the conference call will be available on the Company’s Investor Relations website at https://ir.gamehaus.com/.

About Gamehaus

Gamehaus Holdings Inc. is a technology-driven global mobile game publisher dedicated to bridging creative studios and players worldwide. With a portfolio spanning mid-core and casual games, Gamehaus delivers full-stack publishing support across market insights, user growth, live-ops, data analytics and monetization optimization. With a vision to be the go-to partner for creative teams, the company specializes in combining global publishing reach with AI- and data-powered solutions to help partners build lasting success. For more information, please visit https://ir.gamehaus.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s business plan and outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may”, or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results due to various risks and uncertainties, including but not limited to those described under the ‘Risk Factors’ section in the Company’s most recent filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Gamehaus Holdings Inc.

Investor Relations Team

Email: IR@Gamehaus.com

The Blueshirt Group

Mr. Jack Wang

Email: Gamehaus@TheBlueshirtGroup.co

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

	As of
	June 30, 2025	June 30, 2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,234,745	$18,816,535
Restricted cash	-	3,605
Short-term investments	1,345,154	-
Accounts receivable	10,423,418	11,024,450
Advanced to suppliers, net	9,442,382	9,708,899
Prepaid expenses and other current assets	3,128,788	2,041,112
TOTAL CURRENT ASSETS	39,574,487	41,594,601

NON-CURRENT ASSETS:
Plant and equipment, net	124,503	133,558
Intangible assets, net	5,001,523	5,293,126
Operating lease right-of-use assets, net	512,647	695,571
Deferred offering costs	-	1,571,328
Equity investments	1,995,021	1,992,206
TOTAL NON-CURRENT ASSETS	7,633,694	9,685,789
TOTAL ASSETS	$47,208,181	$51,280,390

LIABILITIES
CURRENT LIABILITIES:
Accounts payable	$10,752,234	$13,034,836
Contract liabilities	1,871,120	2,830,068
Accrued expenses and other current liabilities	903,252	555,714
Operating lease liabilities	463,064	336,046
Due to a related party	-	107,361
Taxes payable	51,599	19,466
TOTAL CURRENT LIABILITIES	14,041,269	16,883,491

NON-CURRENT LIABILITY:
Operating lease liabilities	58,517	351,856
TOTAL NON-CURRENT LIABILITY	58,517	351,856
TOTAL LIABILITIES	$14,099,786	$17,235,347

SHAREHOLDERS’ EQUITY:
Class A ordinary shares* (par value of $0.0001 per share; 900,000,000 shares authorized, 37,971,245 and 34,401,887 shares issued and outstanding as of June 30, 2025 and, 2024, respectively)	3,797	3,440
Class B ordinary shares* (par value of $0.0001 per share; 100,000,000 shares authorized, 15,598,113 and 15,598,113 shares issued and outstanding as of June 30, 2025 and 2024, respectively)	1,560	1,560
Additional paid-in capital	10,954,201	16,203,206
Retained earnings	23,543,001	19,581,470
Accumulated other comprehensive loss	(1,276,222)	(1,772,669)
TOTAL GAMEHAUS HOLDINGS INC’S SHAREHOLDERS’ EQUITY	33,226,337	34,017,007
Non-controlling interests	(117,942)	28,036
TOTAL SHAREHOLDERS’ EQUITY	33,108,395	34,045,043
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$47,208,181	$51,280,390

* Presented on a retroactive basis to reflect the reverse recapitalization.

GAMEHAUS HOLDINGS INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(EXPRESSED IN U.S. DOLLARS)

	For the Three months Ended June 30,		For the Fiscal Years Ended June 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	（Audited）
REVENUE	$30,717,232	$31,645,359	$118,048,882	$145,236,749
OPERATING COST AND EXPENSES
Cost of revenue	(14,530,125)	(15,417,127)	(55,860,712)	(70,658,025)
Research and development expenses	(1,446,021)	(1,053,398)	(5,694,010)	(4,788,467)
Selling and marketing expenses	(11,791,798)	(12,093,131)	(48,393,515)	(57,685,521)
General and administrative expenses	(1,544,058)	(825,503)	(4,710,537)	(3,756,679)
OPERATING INCOME	$1,405,230	$2,256,200	$3,390,108	$8,348,057

OTHER INCOME (EXPENSES):
Investment income (loss), net	33,469	24,653	25,752	(4,594)
Interest income	102,109	154,348	529,773	357,623
Other (expenses) income, net	(9,042)	(9,800)	39,770	19,982
Total other income, net	126,536	169,201	595,295	373,011

INCOME BEFORE PROVISION FOR INCOME TAXES	1,531,766	2,425,401	3,985,403	8,721,068

INCOME TAXES (EXPENSES) BENEFITS	(3,330)	123,794	(165,590)	(130,307)
NET INCOME	1,535,096	2,549,195	3,819,813	8,590,761
Less: net (loss) income attributable to non-controlling interests	(79,226)	(3,906)	(141,718)	342,339
NET INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	1,614,322	2,553,101	3,961,531	8,248,422

OTHER COMPREHENSIVE INCOME
Net income	1,535,096	2,549,195	3,819,813	8,590,761
Foreign currency translation adjustment, net of tax	280,529	(215,268)	492,187	(106,429)
TOTAL COMPREHENSIVE INCOME	$1,815,625	$2,333,927	$4,312,000	$8,484,332
Less: total comprehensive (loss) income attributable to non-controlling interests	(79,094)	(3,937)	(145,978)	342,613
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO GAMEHAUS HOLDINGS INC’S SHAREHOLDERS	1,894,719	2,337,864	4,457,978	8,141,719

BASIC AND DILUTED EARNINGS PER SHARE:
Net income attributable to Gamehaus Holdings Inc’s shareholders per share
Basic and diluted	$0.03	$0.05	$0.08	$0.16

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	$53,569,358	$50,000,000	$51,539,531	$50,000,000

* Presented on a retroactive basis to reflect the reverse recapitalization.